

August 3, 2011

Via e-mail
Allen Zhang
Chief Financial Officer
Pansoft Company Limited
3/F Qilu Software Park Building
Jinan Hi-Tech Zone,
Jinan, Shandong, PRC 250101

> **Re:** **Pansoft Company Limited**
> **Form 20-F**
> **Filed November 8, 2010**
> **File No. 001-34168**

Dear Mr. Zhang:

We have reviewed your letter dated June 27, 2011 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 16, 2011.

Form 20-F for the Year Ended June 30, 2010

Item 15. Controls and Procedures, page 52

1.   We note your response to our prior comment 1 and it is unclear how you were able to conclude that your internal control over financial reporting was effective considering the apparent limited U.S. GAAP experience of those primarily responsible for maintaining your books and records and preparing your financial statements in accordance with U.S. GAAP. In this regard, we note that your Chief Financial Officer and Chief Accountant have gained their U.S. GAAP knowledge through attendance at various training programs. Please describe in greater detail the internal and external accounting training that your CFO and Chief Accountant have had on U.S. GAAP and SEC rules and regulations and explain why you believe these programs and/or trainings are sufficient to

maintain the requisite knowledge to prepare financial statements in accordance with U.S. GAAP and to conclude on the effectiveness of your internal control over financial reporting. Tell us if there is any other U.S. GAAP experience or knowledge obtained by these individuals that you have not discussed in your prior response. Further, please address how you concluded you did not have a significant deficiency or material weakness in maintaining accounting personnel with appropriate U.S.GAAP knowledge, including which individuals' experience you primarily relied on in making this conclusion.

Note 2. Significant Accounting Policies

Revenue Recognition, page 65

2.   With regards to the information provided in your response to prior comment 3, please explain further the following:

- You indicate that the company considers either a contract or a project commencement notice to be persuasive evidence of an arrangement. Explain further how you determined that the project commencement notice satisfies the requirements for revenue recognition. In this regard, based on the example provided in Exhibit 3, it appears that the payment terms and the amount of the contract are not included in such notices. Therefore, it is unclear how you concluded that the fee is fixed and determinable and collectability is reasonably assured such that revenue could be recognized for arrangements where the contract has not yet been finalized. Please explain. Also, tell us how long it typically takes for the contract to be finalized once the project has commenced.

- You indicate that the company does not consider the contractual timing of payments in making the determination of when to recognize revenue. However, we note from your response to comment 3 in your letter dated April 21, 2011 that, on average, revenue recognition occurs between 60 to 300 days prior to formal invoicing and payment collection is completed between 15 to 35 days after that. In addition, you indicate in your current response to comment 2 that while your written contract terms specify when you can bill a client during the execution of your projects, you have very limited ability to strictly enforce these contractual terms. Explain in greater detail how you considered the extended payment arrangements, whether specified in the contract or typically provided by your normal business practice, in determining that the fees are fixed and determinable and collectability is reasonably assured. In addition, tell us how you considered such terms in determining that the company can make reasonably dependable estimates in applying the percentage of completion method of accounting to your contracts. At a minimum, ensure your response addresses the company's history of granting refunds or concessions to your arrangements.

3.   Based on the sample of the large-scale software contracts provided in your response to prior comment 3, it appears that the company is typically responsible for system maintenance and/or technical support services for a period of time that can range between 1 - 3 years following acceptance. Please clarify if you consider such services to be part of the limited warranty services discussed in your response to comment 7 in your March 8, 2011 letter. If so, then explain further how you determined that three years of system maintenance provided at no additional charge, (pursuant to Article 1.1 of Exhibit 1), would be considered part of the limited warranty services you provide. Alternatively, if such services represent post customer support services provided by the company, then explain further how you account for this element of your arrangement and specifically address how you considered the guidance in ASC 985-605-55-74 through 75.

You may contact Megan Akst, Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief